

Mail Stop 4561

December 22, 2008

Joseph Azzata
Chief Executive Officer
Medical Connections Holdings, Inc.
2300 Glades Road, Suite 202 E
Boca Raton, Florida 33431

> **Re:** **Medical Connections Holdings, Inc.**
> **Amendment No. 2 to Information Statement on**
> **Schedule 14C**
> **Filed December 16, 2008**
> **File No. 333-72376**

Dear Mr. Azzata:

We have completed our review of your Schedule 14C and have no further comments at this time.

Please contact Erin Martin at (202) 551-3391 or the undersigned at (202) 551-3386 if you have any other questions.

Sincerely,

Duc Dang
Attorney/Advisor